Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Applied DNA Sciences, Inc. on Form S-8 of our report, which includes an explanatory paragraph as to the company’s ability to continue as a going concern, dated December 18, 2018, with respect to our audits of the consolidated financial statements of Applied DNA Sciences, Inc. as of September 30, 2018 and 2017 and for each of the two years in the period ended September 30, 2018 appearing in the Annual Report on Form 10-K of Applied DNA Sciences, Inc. for the year ended September 30, 2018.

/s/ Marcum llp

Marcum llp

Melville, NY

June 3, 2019